Exhibit 99.1

Clearmind Reaches Key Milestone: CMND-100 Phase IIa now Underway for Alcohol Use Disorder Trial, One-Third of Part C Enrolled

Vancouver, Canada, Sept. 01, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND) (the “Company”), a clinical-stage biopharmaceutical company advancing non-hallucinogenic psychedelic-derived neuroplastogen for scalable treatment  of neuropsychiatric, metabolic, and addiction disorders including Alcohol Use Disorder (“AUD”), announced today the initiation of Phase lla, the next stage of its double-blind, placebo-controlled Phase I/IIa clinical trial evaluating CMND-100 for the treatment of AUD, with six patients enrolled to date. Three participants have been enrolled at Tel Aviv Sourasky Medical Center (TASMC) and three at Hadassah Medical Center in Jerusalem, initiating the first multiple-dose treatment phase of Part C (“phase IIa”) following the successful completion of the trial’s initial safety part in healthy volunteers.

The ongoing Phase IIa clinical trial is designed to evaluate the safety, tolerability and preliminary efficacy of CMND-100 in individuals with moderate-to-severe AUD. The clinical trial is structured as a four-part Phase I/IIa study single and multiple dose tolerability, safety and pharmacokinetic study of CMND-100 in healthy volunteers and subjects with AUD. CMND-100 is Clearmind’s lead investigational psychedelic-based therapeutic candidate, currently in development as a potential treatment for AUD, a chronic condition characterized by an impaired ability to stop or control alcohol consumption despite significant social, occupational or health consequences. AUD remains a major global health burden, with substantial unmet medical needs and limited effective treatment options.

The Company previously reported that an independent Data and Safety Monitoring Board (“DSMB”) reviewed the clinical data generated during part A of the trial and recommended advancing to the subsequent parts of the study. This positive DSMB assessment supports the continued clinical evaluation of CMND-100 and the simultaneously progression of the program into multiple dosing in healthy volunteers and single dosing in AUD patient population.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage biopharmaceutical company advancing the discovery and development of non-hallucinogenic, next-generation, psychedelic-derived neuroplastogens for the scalable treatment of widespread and underserved health problems  of neuropsychiatric, metabolic, and addiction disorders, including alcohol use disorder.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 32 granted patents. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio. Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations

invest@clearmindmedicine.com

www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the ongoing conduct of its Phase I/IIa clinical trial evaluating CMND-100 for the treatment of alcohol use disorder (AUD), anticipated patient enrollment activities, the continued clinical development of CMND-100, the potential of CMND-100 as a treatment for AUD, and the Company’s plans to provide additional updates regarding the study and related clinical activities. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.